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Dailey J. Berard                                        Pete Roman
Chief Executive Officer                                 Chief Financial Officer
(337) 367-8291                                          (337) 373-5506

FOR IMMEDIATE RELEASE
Friday, August 4, 2000

                           UNIFAB INTERNATIONAL, INC.
                              FIRST QUARTER RESULTS


New Iberia, LA - (Business Wire) - August 4, 2000-- UNIFAB International, Inc. (NASDAQ: UFAB) today reported net loss of $236,000 ($0.03 per share, basic and diluted) on revenue of $20.2 million for the three months ended June 30, 2000 compared to net income of $115,000 ($0.02 per share, basic and diluted) on revenue of $16.3 million for the three months ended June 30, 1999. Depreciation and amortization for the quarter was $728,000 compared to $657,000 in the June quarter last year. The Company reported backlog of approximately $16.2 million at June 30, 2000.

"Our June quarter revenues increased over the June quarter last year which reflects an increase in the activity level over a year ago. However, profit margins are low as competition for projects remains high," said Dailey J. Berard, UNIFAB International, Inc. President, Chairman and CEO. "The long-term fundamentals of the offshore drilling and production business are positively improving. Rig utilization rates are increasing rapidly, which will increase demand for UNIFAB's broad-based services. Our focus remains continuing growth through acquisition, alliance, and broadened internal investment and development."

UNIFAB International, Inc. is an industry leader in the custom fabrication of topside facilities, equipment modules and other structures used in the development and production of oil and gas reserves. In addition, the Company designs and manufactures specialized process systems, refurbishes and retrofits existing jackets and decks, provides design, repair, refurbishment and conversion services for oil and gas drilling rigs and performs offshore piping hook-up and platform maintenance services. Dailey Berard serves as a commissioner on a number of committees and task forces that are working to improve training and education of the workforce in Louisiana.

Statements made in this news release regarding UNIFAB's expectations as to future operations of the Company and other statements included herein that are not statements of historical fact are forward-looking statements that depend upon the following factors, among others: continued demand for the services provided by UNIFAB, availability of skilled employees, and UNIFAB's ability to integrate and manage acquired businesses. Should any of these factors not continue as anticipated, actual results and plans could differ materially from those expressed in the forward-looking statements.